UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2 )*

5E Advanced Materials, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

33830Q109

(CUSIP Number)

Mulyadi Tjandra

1 Kim Seng Promenade #10-01

East Tower, Great World City

Singapore 237994

+65 6737 3023

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 11, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33830Q109	13D	Page 1 of 9 pages

1	Names of Reporting Persons Meridian Investments Corporation
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 18,038,056
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 18,038,056

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,038,056
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 22.2%
14	Type of Reporting Person CO

CUSIP No. 33830Q109	13D	Page 2 of 9 pages

1	Names of Reporting Persons Ascend Global Investment Fund SPC for and on behalf of Strategic SP
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 41,441,966
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 41,441,966

11	Aggregate Amount Beneficially Owned by Each Reporting Person 41,441,966
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 41.7%
14	Type of Reporting Person PN

CUSIP No. 33830Q109	13D	Page 3 of 9 pages

1	Names of Reporting Persons Ascend Capital Advisors (S) Pte. Ltd.
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 41,441,966
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 41,441,966

11	Aggregate Amount Beneficially Owned by Each Reporting Person 41,441,966
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 41.7%
14	Type of Reporting Person CO

CUSIP No. 33830Q109	13D	Page 4 of 9 pages

1	Names of Reporting Persons Ascend Financial Holdings Limited
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 41,441,966
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 41,441,966

11	Aggregate Amount Beneficially Owned by Each Reporting Person 41,441,966
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 41.7%
14	Type of Reporting Person CO

CUSIP No. 33830Q109	13D	Page 5 of 9 pages

1	Names of Reporting Persons Halim Susanto
2	Check the Appropriate Box if a Member of a Group	(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 41,441,966
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 41,441,966

11	Aggregate Amount Beneficially Owned by Each Reporting Person 41,441,966
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 41.7%
14	Type of Reporting Person IN

CUSIP No. 33830Q109	13D	Page 6 of 9 pages

Explanatory Note

This Amendment No. 2 to Schedule 13D amends and supplements the statement on Schedule 13D filed with the United States Securities and Exchange Commission on January 29, 2024 (as amended to date, the “Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of 5E Advanced Materials, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

On June 11, 2024, Ascend Global purchased $3,000,000 in aggregate principal amount of New Notes (as previously defined) from the Issuer. Ascend Global obtained the funds to purchase the New Notes through capital contributions from its partners, including the other Reporting Persons. Following the Closing (as defined below), Ascend Global assigned $1,500,000 in aggregate principal amount of New Notes to Meridian.

Ascend Global and Meridian obtained the funds to purchase the Common Stock and Convertible Notes through capital contributions from their partners and shareholders, respectively, including the other Reporting Persons.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented with the following:

Second Amendment to Amended and Restated Note Purchase Agreement Closing

The previously disclosed issuance and sale of the New Notes closed on June 11, 2024 (the “Closing”). The New Notes bear interest at a rate of 4.50% per annum, payable semi-annually, or 10.00% per annum if the Issuer elects to pay such interest through the delivery of additional Convertible Notes, and mature on August 15, 2028. The New Notes held by Ascend Global are initially convertible into an aggregate of approximately 1,951,220 shares of Common Stock at a conversion price of $1.5375 per share of Common Stock. Assuming the Issuer elects to pay interest on all of the New Notes in kind through the delivery of additional Convertible Notes, a total of up to 2,945,302 shares of Common Stock are initially issuable upon conversion of such New Notes held by Ascend Global at the current conversion rate of 650.4065 shares of Common Stock per $1,000 principal amount of Convertible Notes.

Second Amended and Restated Investor and Registration Rights Agreement

In connection with the issuance and sale of the New Notes and pursuant to Amendment No. 2, the Issuer entered into the previously disclosed Second Amended and Restated Investor and Registration Rights Agreement (the “Second Amended and Restated IRRA”) by and among the Issuer, BEP, Ascend Global and Meridian. Pursuant to the Second Amended and Restated IRRA, the Issuer granted the Purchasers registration rights for the shares of Common Stock underlying the New Notes, which are substantially similar to those granted under the Amended and Restated IRRA with respect to the shares of Common Stock underlying the Convertible Notes.

CUSIP No. 33830Q109	13D	Page 7 of 9 pages

The Second Amended and Restated IRRA will continue to provide the parties thereto with substantially the same director nomination rights set forth in the Amended and Restated IRRA, whereby each of BEP and Ascend Global (or such person as may be nominated by Ascend Global) has the right, so long as such party beneficially owns (i) at least twenty-five percent (25%) of the outstanding principal amount of the Convertible Notes or (ii) at least ten percent (10%) of the outstanding shares of Common Stock, to designate one (1) individual to the Issuer’s Board of Directors.

The foregoing description of the Second Amended and Restated IRRA does not purport to be complete and is qualified in its entirety by the full text of such agreement, which is included as an exhibit to this Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5(a) – (b) of the Schedule 13D is hereby amended and supplemented with the following:

(a) – (b)

The ownership information presented below represents beneficial ownership of Class A Common Stock of the Issuer as of the date hereof, based upon 63,285,836 shares of Common Stock outstanding as of May 1, 2024, as disclosed in the Issuer’s annual Proxy Statement, as filed with the Securities and Exchange Commission on May 20, 2024.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Meridian Investments Corporation	18,038,056	22.2%	0	18,038,056	0	18,038,056
Ascend Global Investment Fund SPC for and on behalf of Strategic SP	41,441,966	41.7%	0	41,441,966	0	41,441,966
Ascend Capital Advisors (S) Pte. Ltd.	41,441,966	41.7%	0	41,441,966	0	41,441,966
Ascend Financial Holdings Limited	41,441,966	41.7%	0	41,441,966	0	41,441,966
Halim Susanto	41,441,966	41.7%	0	41,441,966	0	41,441,966

Meridian is the record holder of Convertible Notes that are currently convertible into 18,038,056 shares of Common Stock issuable upon conversion of the outstanding principal of, and paid-in-kind interest accrued on, the Convertible Notes, assuming all interest is paid in-kind until the maturity date. In addition, Ascend Global is the record holder of 5,365,854 shares of Common Stock and Convertible Notes that are currently convertible into 18,038,056 shares of Common Stock issuable upon conversion of the outstanding principal of, and paid-in-kind interest accrued on, the Convertible Notes, assuming all interest is paid in-kind until the maturity date. Ascend Global is the sole shareholder of Meridian, and as a result may be deemed to share beneficial ownership of the securities held of record by Meridian.

CUSIP No. 33830Q109	13D	Page 8 of 9 pages

Ascend Financial is the sole shareholder of Ascend Capital, which is the sole partner of Ascend Global. As a result, each of the foregoing entities may be deemed to share beneficial ownership of the securities beneficially owned by Ascend Global. By virtue of his control of Ascend Financial, Mr. Susanto may also be deemed to share beneficial ownership of the securities beneficially owned by Ascend Global under Section 13(d) of the Securities Exchange Act of 1934 (as amended) and the rules promulgated by the U.S. Securities and Exchange Commission thereunder. Mr. Susanto disclaims beneficial ownership of the securities beneficially owned by Ascend Global.

(c) Except as described in Items 3 and 4, during the past 60 days, the Reporting Persons have not effected any transactions in the Common Stock.

(d) None.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented with the following:

Item 4 above summarizes certain provisions of the Second Amended and Restated IRRA and is incorporated herein by reference. A copy of such agreement is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7. Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented with the following:

Exhibit Number	Description
5	Second Amended and Restated Investor and Registration Rights Agreement, dated June 11, 2024. (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on June 11, 2024).

CUSIP No. 33830Q109	13D	Page 9 of 9 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 13, 2024

Meridian Investments Corporation

By:	/s/ Mulyadi Tjandra
Name:	Mulyadi Tjandra
Title:	Director

Ascend Global Investment Fund SPC for and on behalf of Strategic SP

By:	/s/ Mulyadi Tjandra
Name:	Mulyadi Tjandra
Title:	Director

Ascend Capital Advisors (S) Pte. Ltd.

By:	/s/ Mulyadi Tjandra
Name:	Mulyadi Tjandra
Title:	Director

Ascend Financial Holdings Limited

By: KEY TIME VENTURES LIMITED, Director

By:	/s/ Lau Kar Yee
Name:	Lau Kar Yee
Title:	Authorized Signatory of Key Time Ventures Limited

/s/ Halim Susanto
Halim Susanto